FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY ANNOUNCES COMMON SHARE PURCHASE PROGRAM	2.

Document 1

NEWS RELEASE

June 25, 2015
FOR IMMEDIATE RELEASE
BLACKBERRY ANNOUNCES COMMON SHARE PURCHASE PROGRAM

Waterloo, ON - June 25, 2015 - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, today provided an update on its planned share repurchase program to purchase for cancellation up to 12 million BlackBerry common shares, or approximately 2.5% of the outstanding public float. BlackBerry can purchase the common shares over the Nasdaq Stock Market or, subject to regulatory approval, on the Toronto Stock Exchange (the “TSX”) or alternative Canadian trading platforms. As of June 22, 2015, BlackBerry had 529,487,374 common shares outstanding, the public float was 464,726,304 common shares and the average daily trading volume for the 6 months prior to May 31, 2015 was 2,314,477. BlackBerry has filed a notice of intention to commence a normal course issuer bid with the TSX. Daily purchases will be limited to 578,619 common shares, other than block purchases. The purchases may commence on June 29, 2015 and will terminate on June 28, 2016 or on such earlier date as BlackBerry may complete its purchases pursuant to the notice of intention. In the past 12 months, BlackBerry has not repurchased any of its outstanding securities.

On June 23, 2015, the shareholders of BlackBerry approved a new employee share purchase plan and an increase in the number of shares available under BlackBerry’s equity incentive plan. “As we’ve previously indicated, the purpose of this repurchase program is to offset dilution from our new employee share purchase plan and amended equity incentive plan,” said BlackBerry Executive Chairman and CEO,John Chen. “We intend to take advantage of our strong cash position to purchase our shares when the market price does not reflect what we view to be the underlying value and future prospects of our business, without adversely affecting our strategic initiatives,” added Mr. Chen.

The price that BlackBerry will pay for any shares under the share repurchase program will be the prevailing market price at the time of purchase. The share repurchase program will be effected in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934 and the TSX’s normal course issuer bid rules, which contain restrictions on the number of shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of BlackBerry’s shares on the applicable exchange. In addition, subject to TSX approval, BlackBerry may enter into forward purchase or swap contracts in connection with common shares which may be settled by physical settlement, cash settlement or a combination thereof. The forward price will be based on market price, dividend yield and market interest rates.

The actual number of shares to be purchased and the timing and pricing of any purchases under the share repurchase program will depend on future market conditions and upon potential alternative uses for cash resources. There is no assurance that any shares will be purchased under the share repurchase program and BlackBerry may elect to modify, suspend or discontinue the program at any time without prior notice.

About BlackBerry
BlackBerry is one of the world's most trusted and leading providers of technology platforms for secure productivity. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Contacts:
Media Relations Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@blackberry.com

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S.Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect","anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances, including but not limited to: BlackBerry’s expectations regarding its operational restructuring and strategic initiatives; BlackBerry’s beliefs regarding the value of its shares and the investment community’s perception thereof; and regulatory requirements. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 25, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer